AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 3, 1999

                                                    REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    --------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933
                                    --------

                         THE ESTEE LAUDER COMPANIES INC.
             (Exact Name of Registrant as Specified in its Charter)


   DELAWARE                            2844                      11-2408943
(State or Other            (Primary Standard Industrial        (I.R.S. Employer
Jurisdiction of                Classification Number)        Identification No.)
Incorporation or
 Organization)


                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 572-4200
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)

                              SAUL H. MAGRAM, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                         THE ESTEE LAUDER COMPANIES INC.
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                     (Name and Address, Including Zip Code,
        and Telephone Number, Including Area Code, of Agent For Service)

                    Please send copies of communications to:

JEFFREY J. WEINBERG, ESQ.                          JEAN E. HANSON, ESQ.
WEIL, GOTSHAL & MANGES LLP              FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
    767 FIFTH AVENUE                                ONE NEW YORK PLAZA
 NEW YORK, NEW YORK 10153                        NEW YORK, NEW YORK 10004
     (212) 310-8000                                   (212) 859-8000


Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |_|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _______________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. |_| _______________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE
===================================================================================================================================
          TITLE OF EACH CLASS OF SECURITIES TO               AMOUNT TO BE      PROPOSED MAXIMUM    PROPOSED MAXIMUM     AMOUNT OF
                      BE REGISTERED                           REGISTERED      OFFERING PRICE PER  AGGREGATE OFFERING   REGISTRATION
                                                                                   UNIT(1)             PRICE(1)           FEE(1)
-----------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value $.01 per share(2)........    2,052,839           $     84.03         $172,500,000        $47,955
===================================================================================================================================


(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices of shares as reported on the NYSE on February 2, 1999.
(2) All of the shares of Class A Common Stock registered hereby may be delivered upon the exchange of Estee Lauder II Automatic Common Exchange Securities registered on a separate registration statement on Form N-2 (Registration Nos. 333-57125 and 811-8827). The number of shares that may be delivered upon such exchange is subject to adjustment in accordance with Rule 416.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

NYFS11...:\93\44093\0003\2011\REG1269N.51E

                                EXPLANATORY NOTE


   This Registration Statement relates to up to _______ shares (or _______shares if the Underwriters' over-allotment option is exercised in full) of Class A Common Stock, par value $.01 per share, of The Estee Lauder Companies Inc. that may be delivered by the Estee Lauder Automatic Common Exchange Security Trust II (the "Trust"), a non-diversified closed-end management investment company, to holders of Automatic Common Exchange Securities of the Trust upon exchange of the Automatic Common Exchange Securities. The Automatic Common Exchange Securities are being offered pursuant to a separate prospectus of the Trust included in a registration statement on Form N-2 (Registration Nos. 333-57125 and 811-8827).

The information in this Prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


                  Subject to Completion Dated February 3, 1999

[Insert Logo]

                               ____________ SHARES
                         THE ESTEE LAUDER COMPANIES INC.
                              CLASS A COMMON STOCK

                                -----------------

       This prospectus relates to up to ___________ shares (or up to ____________ shares if the Underwriters' over-allotment option is exercised in full) of Class A Common Stock of The Estee Lauder Companies Inc. beneficially owned by one of our stockholders that may be delivered by the Estee Lauder Automatic Common Exchange Security Trust II (the "TRACES Trust") to holders of Automatic Common Exchange Securities of the TRACES Trust upon exchange of such securities on the Exchange Date as defined in the attached prospectus of the TRACES Trust (the "Trust Prospectus"). The Automatic Common Exchange Securities are being sold by the TRACES Trust in an offering described in the attached Trust Prospectus.

       We will not receive any proceeds from the sales of the Automatic Common Exchange Securities.

       Our Class A Common Stock and Class B Common Stock vote as a single class on all matters, except as otherwise required by law, with each share of Class A Common Stock entitling its holder to one vote and each share of Class B Common Stock entitling its holder to ten votes. Members of the Lauder family presently own shares of Class A Common Stock and Class B Common Stock having 94.3% of the outstanding voting power of our Common Stock.

       The last reported sale price of the Class A Common Stock, which is listed under the symbol "EL", on the New York Stock Exchange on February 2, 1999, was $84 5/16 per share.

       NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            -----------------------

                              GOLDMAN, SACHS & CO.

                            -----------------------

                       Prospectus dated February __, 1999.

                       WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934, and, accordingly, file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the reports, proxy statements and other information we file with the Commission at its public reference facilities at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may also obtain information about us from the following regional offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of these materials can be obtained at prescribed rates. Our filings with the Commission are also available on the Commission's home page on the Internet at http://www.sec.gov. Our Class A Common Stock is listed on the New York Stock Exchange, and reports, proxy statements and other information can be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

      We have filed with the Commission a Registration Statement on Form S-3. This prospectus, which is a part of the Registration Statement, omits certain information contained in the Registration Statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, we refer you to such exhibit for a more complete description of the matter involved, and each such statement is deemed qualified in its entirety to such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The Commission allows us to "incorporate by reference" the information we file with the Commission. This permits us to disclose important information to you by referencing these filed documents. We incorporate by reference in this prospectus the following documents which have been filed with the Commission:

          (i) our Annual Report on Form 10-K for the fiscal year ended June 30, 1998;

         (ii) our Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 1998 and December 31, 1998; and

        (iii) the description of the Class A Common Stock contained in our registration statement, dated November 8, 1995, on Form 8-A.

      We incorporate by reference all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

      We will promptly provide without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. Requests should be directed to Investor Relations Department, The Estee Lauder Companies Inc., 767 Fifth Avenue, New York, NY 10153, telephone number (212) 572-4184.

                                -----------------

      Unless otherwise indicated, (i) references to "we," "us" and "our" refer to The Estee Lauder Companies Inc., a Delaware corporation, and its subsidiaries and (ii) references to a fiscal year refer to our fiscal year which ends on June 30 of each year (and so, for example, our "fiscal 1998" refers to the year ended June 30, 1998). Our Class A Common Stock, par value $.01 per share, and Class B Common Stock, par value $.01 per share, are sometimes collectively referred to in this prospectus as the "Common Stock."

                                   THE COMPANY

      The Estee Lauder Companies Inc., founded in 1946 by Estee and Joseph Lauder, is one of the world's leading manufacturers and marketers of quality skin care, makeup, fragrance and hair care products. Our products are sold in over 100 countries and territories under the following well-recognized brand names: Estee Lauder, Clinique, Aramis, Prescriptives, Origins, Mo Ao C, Bobbi Brown essentials, jane and Aveda. We are also the global licensee for fragrances and cosmetics for the Tommy Hilfiger, Donna Karan New York and DKNY brands. Each brand is distinctly positioned within the cosmetics market.

      We are a pioneer in the cosmetics industry and believe we are a leader in the industry due to the global recognition of our brand names, our leadership in product innovation, our strong market position in key geographic markets and the consistently high quality of our products. We sell our products principally through limited distribution channels to complement the images associated with our brands. These channels, encompassing over 9,000 points of sale, consist primarily of upscale department stores, specialty retailers, upscale perfumeries and pharmacies and, to a lesser extent, free-standing company stores, stores on cruise ships, in-flight and duty free shops in airports and cities. We believe that our strategy of pursuing limited distribution strengthens our relationships with retailers, enables our brands to be among the best selling product lines at the stores and heightens the aspirational quality of our brands. With the acquisitions of jane and Aveda in fiscal 1998, we have broadened our distribution to include new channels, namely self-select outlets and salons.

PRODUCTS

      SKIN CARE -- Our broad range of skin care products address various skin care needs for women and men. These products include moisturizers, creams, lotions, cleansers, sun screens and self tanning products, a number of which are developed for use on particular areas of the body, such as the face, the hands or areas around the eyes. Skin care products accounted for approximately 31% and 35% of our net sales in the six months ended December 31, 1998 and our fiscal 1998, respectively.

      MAKEUP -- We manufacture, market and sell a full array of makeup products including lipsticks, mascaras, foundations, eyeshadows, nail polishes and powders. Many of these products are offered in an extensive array of shades and colors. We also sell related items such as compacts, brushes and other makeup tools. Makeup products accounted for approximately 35% and 36% of our net sales in the six months ended December 31, 1998 and our fiscal 1998, respectively.

      FRAGRANCE -- We offer a variety of fragrance products for women and men. The fragrances are sold in various forms, including eau de parfum sprays and colognes. Fragrance also includes lotions, powders, creams and soaps that are based on a particular fragrance. They also include bath and aromatherapy products. Fragrance products accounted for approximately 32% and 27% of our net sales in the six months ended December 31, 1998 and our fiscal 1998, respectively.

      HAIR CARE -- We increased the range and depth of our hair care product offerings with the acquisition of the Aveda business in December 1997. Hair care products include shampoo, conditioner, styling gel and hairspray. Hair care products accounted for approximately 2% of our net sales in each of the six months ended December 31, 1998 and our fiscal 1998.

      Given the generally personal nature of our products and the wide array of consumer preferences and tastes, as well as the competition for the attention of the end consumer, our strategy has been to market and promote our products through distinctive brands seeking to address broad preferences and tastes. Each brand has a single global image that is promoted with consistent logos, packaging and advertising designed to enhance its image and differentiate it from other brands.

      ESTEE LAUDER -- Estee Lauder brand products, which have been sold since 1946, are positioned as luxurious, classic and aspirational. We believe that Estee Lauder brand products are technologically advanced and innovative and have a worldwide reputation for excellence. This broad product line principally consists of skin care, makeup and fragrance products which are presented in high quality packaging.

      CLINIQUE -- First introduced in 1968, Clinique skin care and makeup products are all allergy tested and 100% fragrance free and have been designed to address individual skin types and needs. The products are based on the research and related expertise of leading dermatologists. Clinique skin care products are marketed as part of the Three-Step System: Cleanse, Exfoliate, Moisturize.

      ARAMIS -- We pioneered the marketing of prestige men's grooming and skin care products and fragrances with the introduction of Aramis products in 1964. Aramis continues to offer one of the broadest lines of prestige men's products and has extended the line to include fragrances for women.

      PRESCRIPTIVES -- We developed and introduced Prescriptives in 1979. Prescriptives is positioned as a color authority with an advanced collection of highly individualized products primarily addressing the makeup and skin care needs of contemporary women with active lifestyles. The products are characterized by simple concepts, minimalist design and an innovative image, and through a system of color application and extensive range of makeup shades, accommodate a diverse group of consumers.

      ORIGINS -- Origins, our most recent internally-developed brand, was introduced in 1990. It is positioned as a plant-based cosmetics line of skin care, makeup and aromatherapy products that combine time-tested botanical ingredients with modern science to promote total well-being. Origins sells its products through stand-alone Origins stores, stores-within-stores (which are designed to replicate the Origins store environment within a department store) and at traditional retail counters.

      TOMMY HILFIGER -- We have an exclusive global license arrangement to develop and market a line of men's and women's fragrances and cosmetics under the Tommy Hilfiger brand. In 1995, we launched a men's fragrance, "tommy," with cologne and aftershave products, and in the fall of 1996, launched a women's fragrance, "tommy girl." In March 1998, we introduced the Hilfiger Athletics men's fragrance.

      M-A-C -- Make-Up Art Cosmetics Limited ("M-A-C") products comprise a broad line of color-oriented, professional cosmetics and professional makeup tools targeting make-up artists and fashion-conscious consumers. The products are sold through a limited number of department and specialty stores and stand-alone M-A-C stores. We acquired M-A-C in three stages in December 1994, March 1997 and February 1998.

      BOBBI BROWN ESSENTIALS -- In October 1995, we acquired the Bobbi Brown essentials line of color cosmetics, professional makeup brushes and skin care products. Bobbi Brown products are manufactured to our specifications by third parties and sold through a limited number of department and specialty stores. In March 1998, the brand introduced its first fragrance, "bobbi."

      JANE -- In October 1997, we acquired Sassaby, Inc., the owner of the jane brand of color cosmetics targeted to the young consumer market. jane products are currently distributed only in the United States through the self-select distribution channel.

      DONNA KARAN COSMETICS -- In November 1997, we obtained the exclusive global license to develop and market a line of fragrances and other cosmetics under the Donna Karan New York and DKNY trademarks. We are continuing to market and sell certain products that were originally sold by The Donna Karan Company and are developing concepts for future introductions.

      AVEDA -- We acquired the Aveda business in December 1997. Aveda, a prestige hair care leader, is a manufacturer and marketer of plant-based hair, skin, makeup and body care products that use the science of flower and plant aromatherapy. The products are principally sold by us through third-party distributors and are available in salons and stand-alone Aveda Environmental Lifestyle stores.

      In addition to the foregoing brands, we also manufacture and sell Creme de la Mer, a skin care product, and fragrances under the Kiton name. These products are marketed separately from our other brands.

      We have been controlled by the Lauder family since our founding. Members of the Lauder family, some of whom are our directors, executive officers and/or employees, beneficially own, directly or indirectly, as of February 1, 1999, shares of Class A Common Stock and Class B Common Stock having approximately 94.3% of the outstanding voting power of our Common Stock.

      Our principal executive offices are located at 767 Fifth Avenue, New York, New York 10153. The telephone number at that location is (212) 572-4200.


                                USE OF PROCEEDS

      We will not receive any proceeds from the sales of the shares of the Automatic Common Exchange Securities. All of the shares of Class A Common Stock deliverable upon exchange of the Automatic Common Exchange Securities are beneficially owned by The Estee Lauder 1994 Trust.

                  PRICE RANGE OF COMMON STOCK AND DIVIDENDS


      The Class A Common Stock is traded on the NYSE under the symbol "EL". The following table sets forth for the fiscal quarters indicated the high and low sales prices for the Class A Common Stock, as reported on the NYSE Composite Tape, and the dividends per share declared in respect of such quarters. The last reported sale price of the Class A Common Stock on February 2, 1999 was $84 5/16 per share.

                     Market Price of Class A Common Stock
                    ------------------------------------

                                                                      Cash
                                              High         Low      Dividends
                                              ----         ---      ---------
Fiscal 1998

   First Quarter..........................  $50 15/16    $44 3/4       $.085

   Second Quarter.........................   56 3/8       39            .085

   Third Quarter..........................   69           48 1/2        .085

   Fourth Quarter.........................   73 15/16     60 7/8        .085

Fiscal 1999

   First Quarter..........................  $70 1/4      $49 1/2       $.085

   Second Quarter.........................   86 1/2       46 11/16      .085

   Third Quarter
     (through February 2, 1999)...........   85 3/4        76 3/4       .085(1)

--------------
(1) The dividend on the Class A Common Stock is payable April 6, 1999 to holders of record on March 16, 1999.

      We expect to continue the payment of cash dividends in the future, but we cannot assure you that such payment of cash dividends will continue.

      As of January 27, 1999, there were 2,579 record holders of Class A Common Stock and 12 record holders of Class B Common Stock.

                      SELECTED CONSOLIDATED FINANCIAL INFORMATION

      The following income statement and balance sheet information has been derived from our consolidated financial statements as of and for each of the years in the five-year period ended June 30, 1998 and as of and for the six-month periods ended December 31, 1998 and December 31, 1997. You should read this information along with our consolidated financial statements and the related notes incorporated in this prospectus by reference and "Management's Discussion and Analysis of Financial Condition and Results of Operations." See "Incorporation of Certain Documents by Reference." The results of interim periods are not necessarily indicative of results that may be expected for the full year.

                                              Six Months Ended
                                                December 31,                             Year Ended June 30,
                                               --------------          ------------------------------------------------------
                                             1998          1997        1998         1997        1996        1995         1994
                                             ----          ----        ----         ----        ----        ----         ----
                                                (unaudited)                     (in millions except per share data)
STATEMENT OF EARNINGS DATA:
Net sales................................ $ 2,088.0     $ 1,901.5   $ 3,618.0   $ 3,381.6    $ 3,194.5   $ 2,899.1   $ 2,576.4
Gross profit.............................   1,608.6       1,467.8     2,798.5     2,616.5      2,463.5     2,224.3     1,956.1
Operating income.........................     283.4         250.9       409.1       359.1        310.3       230.9       175.8
Earnings before income taxes
  and minority interest .................     272.5         251.8       402.8       362.9        313.0       233.0       173.2
Net earnings.............................     168.9         147.1       236.8       197.6        160.4       121.2        93.0
Preferred stock dividends................      11.7          11.7        23.4        23.4         57.5        25.3        23.0
Net earnings attributable to
  common stock...........................     157.2         135.4       213.4       174.2        102.9        95.9        70.0

OTHER DATA:
Earnings before interest, taxes
  depreciation and amortization
  (EBITDA)...............................     342.1         294.4       506.6       435.1        369.1       272.9       215.9

PER SHARE DATA:
Net earnings per common
  share(a):
  Basic..................................      1.33          1.14        1.80         1.48        1.18 (b)     --          --
  Diluted................................      1.31          1.13        1.78         1.47        1.17 (b)     --          --
Weighted average common shares
 outstanding(a):
  Basic..................................     118.4         118.4       118.4       117.7        116.3 (b)     --          --
  Diluted................................     120.1         119.4       119.7       118.6        116.6 (b)     --          --
Cash dividends declared per
  common share........................... $     .17     $     .17   $     .34    $    .34    $     .17         --          --


(a) In December 1997, we adopted the provisions of SFAS No. 128, "Earnings Per Share," which requires the presentation of both Basic and Diluted earnings per common share. Consistent with the requirements of SFAS No. 128, net earnings per common share and weighted average common shares outstanding have been restated for purposes of comparability.
     See note (b) below.
(b) Due to the change in the capital structure effected by our recapitalization in connection with our initial public offering in fiscal 1996, historical share and per share data for periods prior to the fiscal year ended June 30, 1996 are not presented. Net earnings per common share and weighted average common shares outstanding for the year ended June 30, 1996 are reflected on a pro forma basis as if the recapitalization was effected at the beginning of fiscal 1996.

                                              At December 31,                               At June 30,
                                              ---------------         ------------------------------------------------------
                                                   1998               1998         1997        1996        1995         1994
                                                   ----               ----         ----        ----        ----         ----
                                                (unaudited)                                (in millions)
BALANCE SHEET DATA:
Working capital................................  $   778.4          $   617.2   $   551.6    $   467.5   $   469.6     $ 422.7
Total assets...................................    2,751.3            2,512.8     1,873.1      1,779.4     1,701.4     1,453.2
Total debt.....................................      432.2              436.5        31.1        127.5       194.0       170.4
Redeemable preferred stock.....................      360.0              360.0       360.0        360.0       360.0        --
Stockholders' equity...........................      847.1              696.4       547.7        394.2       335.1       577.7



          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

      We manufacture skin care, makeup, fragrance and hair care products which are distributed in over 100 countries and territories. The following tables set forth net sales by region and product category and operating income by region for the six-month periods ended December 31, 1998 and 1997 and the fiscal years ended June 30, 1998, 1997 and 1996.

                                                       Six Months Ended
                                                          December 31,                  Year Ended June 30,
                                                      --------------------     ------------------------------------
                                                        1998       1997            1998        1997        1996
                                                        ----       ----            ----        ----        ----
                                                                             (in millions)
    NET SALES
     BY REGION:
        The Americas...............................   $ 1,279.3  $ 1,147.0       $ 2,204.7    $ 1,939.4   $ 1,799.4
        Europe, the Middle East & Africa...........       573.0      507.1           960.8        909.3       855.9
        Asia/Pacific...............................       235.7      247.4           452.5        532.9       539.2
                                                      ---------  ---------       ---------    ---------   ---------

                                                      $ 2,088.0  $ 1,901.5       $ 3,618.0    $ 3,381.6   $ 3,194.5
                                                      =========  =========       =========    =========   =========

     BY PRODUCT CATEGORY:
        Skin Care..................................   $   650.2  $   607.4       $ 1,252.9    $ 1,293.6   $ 1,274.0
        Makeup.....................................       724.8      657.1         1,320.2      1,253.4     1,131.6
        Fragrance..................................       666.1      622.3           988.4        817.9       769.7
        Hair Care..................................        46.9       14.7            56.5         16.7        19.2
                                                      ---------  ---------       ---------    ---------   ---------

                                                      $ 2,088.0  $ 1,901.5       $ 3,618.0    $ 3,381.6   $ 3,194.5
                                                      =========  =========       =========    =========   =========

     OPERATING INCOME
        The Americas...............................   $   183.1  $   165.0       $   248.0    $   189.9   $   133.0
        Europe, the Middle East & Africa...........        75.5       67.6           131.3        122.7       115.5
        Asia/Pacific...............................        24.8       18.3            29.8         46.5        61.8
                                                      ---------  ---------       ---------    ---------   ---------

                                                      $   283.4  $   250.9       $   409.1    $   359.1   $   310.3
                                                      =========  =========       =========    =========   =========

      The following table sets forth certain consolidated earnings and other data as a percentage of net sales:


                                        Six Months
                                          Ended
                                       December 31,         Year Ended June 30,
                                       ------------         -------------------
                                       1998    1997       1998    1997     1996
                                       ----    ----       ----    ----     ----

Net sales...........................  100.0%   100.0%     100.0%  100.0%  100.0%
Cost of sales.......................   23.0     22.8       22.7    22.6    22.9
                                      -----    -----      -----   -----   -----

Gross profit........................   77.0     77.2       77.3    77.4    77.1
                                      -----    -----      -----   -----   -----

Operating expenses:
  Selling, general and
   administrative...................   59.8     60.8       62.4    63.5    64.4
  Related party royalties...........    0.8      0.9        0.9     1.0     1.2
                                      -----    -----      -----   -----   -----

                                       60.6     61.7       63.3    64.5    65.6
                                      -----    -----      -----   -----   -----

Earnings before interest, taxes,
  depreciation and amortization
  (EBITDA)..........................   16.4     15.5       14.0    12.9    11.5
Depreciation and amortization.......    2.8      2.3        2.7     2.3     1.8
                                      -----    -----      -----   -----   -----

Operating income....................   13.6     13.2       11.3    10.6     9.7
Interest (expense) income, net......  (0.5)     --        (0.2)     0.1     0.1
                                      -----    -----      -----   -----   -----

Earnings before income taxes, and
  minority interest.................   13.1     13.2       11.1    10.7     9.8
Provision for income taxes..........    5.0      5.3        4.5     4.5     4.3
Minority interest...................   --      (0.2)      (0.1)   (0.4)   (0.5)
                                      -----    -----      -----   -----   -----

Net earnings........................    8.1%     7.7%       6.5%    5.8%    5.0%
                                      =====    =====      =====   =====   =====


SIX MONTHS ENDED DECEMBER 31, 1998 COMPARED WITH SIX MONTHS ENDED DECEMBER 31, 1997

NET SALES

      Our net sales increased 10% or $186.5 million to $2,088.0 million for the six months ended December 31, 1998 as compared with the same prior-year period. This increase in net sales was partially due to the domestic strength of makeup product sales, which included sales by Sassaby, acquired in October 1997, and Aveda, acquired in December 1997. Further, we have achieved double digit gains on a percentage basis in each of the skin care, makeup and fragrance categories in the European region. Foreign currency translation did not significantly impact net sales in the current-year period as compared with the same prior-year period.

PRODUCT CATEGORIES

SKIN CARE

      Our net sales of skin care products increased 7% or $42.8 million to $650.2 million for the six months ended December 31, 1998 as compared with the same prior-year period. The comparison of the year-to-date period to the same prior-year period reflects the initial shipments of Stop Signs and Resilience Lift in the most recent quarter, as well as the continued success of new and existing products such as All About Eyes and Diminish. These increases were partially offset by lower sales of Fruition Extra. Sales of our skin care products are affected more significantly by changes in Asian currency exchange rates than many of our other products due to a higher concentration of these products sold in Asia. Excluding the effects of foreign currency translation, skin care product sales increased 8%.

MAKEUP

      Our net sales of makeup products increased 10% or $67.7 million to $724.8 million for the six months ended December 31, 1998 as compared with the same prior-year period. Higher makeup product sales were primarily due to the recent introductions of Two-In-One Eyeshadow, Quickliner For Eyes and Smudgesicles as well as increased contributions from existing products such as Golden Angels Compacts and Double Wear. The category's net sales also benefited from the inclusion of six months' sales by Sassaby and Aveda. These increases were partially offset by lower sales of Virtual Skin and Indelible Lipstick. In addition, the current period comparison was unfavorably affected by the launch of Superbalanced Makeup in the prior year.

FRAGRANCE

      Our net sales of fragrance products increased 7% or $43.8 million to $666.1 million for the six months ended December 31, 1998 as compared with the same prior-year period. The increase is primarily attributable to the worldwide success of Clinique Happy and the successful current year introduction of Dazzling Gold and Dazzling Silver. Also, Hilfiger Athletics and "tommy girl," which are marketed under a licensing agreement, contributed significantly to the net sales increases, offset in part by lower sales of "tommy." Due to the success of these products and the fragrance market overall being less buoyant than last year, certain other fragrances were lower than the comparable prior-year period.

HAIR CARE

      Our net sales of hair care products more than doubled as compared with the same prior-year period. The increase reflects sales from the inclusion of Aveda product lines beginning in December 1997.

GEOGRAPHIC

      Our sales in the Americas increased 12% or $132.3 million to $1,279.3 million for the six months ended December 31, 1998 as compared with the same prior-year period. This increase was driven by sales of new and existing products across all categories and the inclusion of Aveda and Sassaby which were acquired in the second quarter of fiscal 1998. In Europe, the Middle East & Africa, net sales increased 13% or $65.9 million to $573.0 million compared with the same prior-year period. The increase was primarily the result of higher net sales in the United Kingdom, the distributor and travel retail businesses, Spain, Italy and France. Excluding the impact of foreign currency translation, sales in Europe, the Middle East & Africa increased 10%. Net sales in Asia/Pacific decreased 5% or $11.7 million to $235.7 million for the six months ended December 31, 1998 as compared with the same prior-year period. Lower sales in Australia, Korea and Hong Kong were partially offset by higher net sales in Japan and Thailand. Excluding the impact of foreign currency translation, Asia/Pacific sales grew 3% over the prior-year period.

COST OF SALES

      Our cost of sales for the six months ended December 31, 1998 were 23.0% of net sales compared with 22.8% of net sales in the prior-year period. The increase principally reflects the integration of Sassaby and Aveda, both of which have product cost structures that are higher than our other brands. This increase has been substantially offset by a shift in product mix as well as production efficiencies.

OPERATING EXPENSES

      Our total operating expenses decreased to 63.4% of net sales for the six months ended December 31, 1998, compared with 64.0% of net sales in the same prior-year period. The change in operating expenses primarily relates to operating improvements and the favorable integration of the Aveda and Sassaby cost structures. Our quarterly operating expenses are subject to the timing of advertising and promotional spending due to product launches and rollouts as well as incremental advertising in select markets.

OPERATING INCOME

      Operating income increased 13% or $32.5 million to $283.4 million for the six months ended December 31, 1998 as compared with the same prior-year period. Operating margins were 13.6% in the current period as compared to 13.2% in the corresponding prior-year period. The increase in operating income and margins was due to higher net sales coupled with operational efficiencies and the timing of advertising and promotional spending. Operating income in the Americas increased 11% or $18.1 million to $183.1 million for the six months ended December 31, 1998 as compared with the same prior-year period, primarily due to net sales increases in the United States and the inclusion of operating results from recent acquisitions. In Europe, the Middle East & Africa, operating income increased 12% or $7.9 million to $75.5 million for the six months ended December 31, 1998. These increases were primarily due to improved operating results in Spain, Germany and the travel retail business. In Asia/Pacific, operating income increased 36% or $6.5 million to $24.8 million due to higher results in Japan, Taiwan and Thailand, partially offset by lower results in Hong Kong.

EBITDA

      Earnings before interest, taxes, depreciation and amortization ("EBITDA") is an additional measure of operating performance used by management. EBITDA, like operating income, does not include the effects of interest and taxes and additionally excludes the "non-cash" effects of depreciation and amortization on current earnings. While the components of EBITDA may vary from company to company, we exclude our minority interest adjustment, all depreciation charges related to property, plant and equipment and all amortization charges including amortization of goodwill, purchased royalty rights, leasehold improvements and other intangible assets. These components of operating income do not necessarily result in a capital requirement in the current period, and, in the opinion of management, many of the underlying assets, both tangible and intangible, create value by supporting the global recognition of brand names and product innovation and by consistently producing quality products for our customers and consumers. We consider this measure useful in analyzing our results; however, it is not intended to replace, or act as a substitute for, any presentation included in the consolidated financial statements prepared in conformity with generally accepted accounting principles.

      EBITDA increased 16% to $342.1 million or 16.4% of net sales as compared to $294.4 million or 15.5% of net sales in the same prior-year period. The improvement in EBITDA is primarily attributable to sales growth and operating expense efficiencies achieved.

INTEREST (EXPENSE) INCOME, NET

      Our net interest expense was $10.9 million and net interest income was $0.9 million for the six months ended December 31, 1998 and 1997, respectively. The increase in net interest expense for the six months ended December 31, 1998 is primarily attributable to a higher level of borrowings during the current six month period, as compared to the corresponding prior-year period. Increased borrowings relate to business acquisitions consummated in the prior-year period.

PROVISION FOR INCOME TAXES

      The provision for income taxes represents federal, foreign, state and local income taxes. The effective rate for income taxes for the six months ended December 31, 1998 was 38.0% compared with 40.0% in the same prior-year period. These rates are higher than the statutory Federal tax rate due to the effect of state and local taxes, higher tax rates in certain foreign jurisdictions and certain nondeductible expenses. The decrease in the effective income tax rate as compared to the same prior-year period was principally attributable to tax planning initiatives and a relative change in the mix of earnings from higher tax countries to lower tax countries.

FISCAL 1998 COMPARED WITH FISCAL 1997 AND FISCAL 1997 COMPARED WITH FISCAL 1996

NET SALES

      Our net sales in fiscal 1998 increased 7% to $3,618.0 million as compared to fiscal 1997 and 6% to $3,381.6 million for fiscal 1997 as compared to fiscal 1996. Fiscal 1998 net sales increased as a result of new product introductions, the continued success of our core products, and the international rollout of recent product launches. Additionally, net sales in fiscal 1998 benefitted from the inclusion of Aveda and Sassaby, from the date of acquisition in December and October 1997, respectively, through the fiscal year end. In fiscal 1997, our net sales increased as a result of new product introductions across all categories, the global rollout of certain fragrance introductions, and the continued solid performance of existing products. Fiscal 1997 included a full year of sales of Bobbi Brown essentials as compared to eight months of sales in fiscal 1996. The strengthening of the U.S. dollar negatively impacted net sales by approximately $135 million and $87 million for fiscal 1998 and fiscal 1997, respectively. Excluding the impact of foreign currency translation, our net sales increased 11% and 9% for fiscal 1998 and fiscal 1997, respectively. The introduction of new products may have some cannibalization effect on existing products in all categories, which is taken into account by us in our business planning.

PRODUCT CATEGORIES

SKIN CARE

      Our net sales of skin care products in fiscal 1998 decreased 3% to $1,252.9 million as compared to fiscal 1997 and, in fiscal 1997, increased 2% to $1,293.6 million as compared to fiscal 1996. The decrease is primarily due to reduced sales in the Asia/Pacific region and the strengthening of the U.S. dollar against foreign currencies. Accordingly, our net sales of skin care products increased 2% on a constant exchange rate basis. Additionally, fiscal 1998 decreases were due in part to the successful fiscal 1997 launch of Fruition Extra and lower year to year sales of Advanced Night Repair. Partially offsetting these decreases were sales related to the introduction of Diminish, Uncircle and All About Eyes, the international introduction of Nutritious and the continued success of DayWear. In fiscal 1997, the increase was attributable to the introduction of Fruition Extra, Advanced Suncare products, Moisture On-Line, and Nutritious, along with the continued growth of existing products such as LipZone, All About Lips and Dramatically Different Moisturizing Lotion. Fiscal 1997 increases were partially offset by lower sales of Turnaround Cream and ThighZone.

MAKEUP

      Our net sales of makeup products increased 5% to $1,320.2 million in fiscal 1998 and 11% to $1,253.4 million in fiscal 1997. Fiscal 1998 increases are attributable to the introduction of new products such as Superbalanced Makeup, Superlast Cream Lipstick, Two-In-One Eyeshadow and Blush All Day. In addition to new product introductions, existing products such as Doublewear and Futurist recorded a full year's sales and were introduced internationally, while sales of True Lipstick improved for the third straight year. Our net sales of makeup also reflect sales generated by Sassaby and Aveda subsequent to the dates of acquisition and the continued success of Bobbi Brown essentials. The foregoing increases were partially offset by the successful fiscal 1997 introduction and full year's sales of City Base, and the decline in net sales of Long Last Lipstick. In fiscal 1997, the sales growth was primarily due to the introduction of City Base, Long Last Soft Shine Lipstick, Virtual Skin, Futurist, and Indelible, as well as increased sales of existing Mo Ao C and Bobbi Brown essentials products. These increases were partially offset by lower sales of Long Last Lipstick and More Than Mascara.

FRAGRANCE

      Our net sales of fragrance products increased 21% to $988.4 million in fiscal 1998 and 6% to $817.9 million in fiscal 1997. The fiscal 1998 increase is primarily attributable to the introduction of Clinique Happy and Lauder pleasures for Men, the domestic introduction of Hilfiger Athletics, and the on-going success of "tommy" and "tommy girl." Sales of Estee Lauder pleasures and Beautiful, were relatively consistent with prior years, although they continue to generate significant sales. Offsetting these improvements were declines in existing products such as White Linen Breeze, Aramis Classic, and Havana Pour Elle. In fiscal 1997, the sales growth was led by the successful United States introduction of "tommy girl," and the European/Asian launch of "tommy," along with the European introduction of Kiton. The fiscal 1997 domestic success of "tommy" and Estee Lauder pleasures also contributed to the increased net sales. New fragrance introductions cannibalized some existing fragrance sales.

HAIR CARE

      Our net sales of hair care products increased significantly in fiscal 1998 as compared with the prior year due to the inclusion of sales from the Aveda hair care product lines beginning in December 1997.

GEOGRAPHIC

      Our net sales in the Americas rose 14% to $2,204.7 million in fiscal 1998, as compared to an 8% increase to $1,939.4 million in fiscal 1997. Increases in fiscal 1998 were recognized across all product categories, with the most significant increases being attributable to fragrances as a result of new product introductions and hair care as a result of the integration of Aveda. Growth in all product categories is supported by the continued success of existing products. In fiscal 1997, the increase was attributable to the sales of new products across all categories, particularly those in the fragrance category. Solid double digit increases were also achieved in Mo Ao C and Bobbi Brown essentials. A generally lackluster retail environment for most of fiscal 1997 impacted core product sales.

      In Europe, the Middle East & Africa, our net sales increased 6% to $960.8 million in fiscal 1998, as compared to a 6% increase to $909.3 million in fiscal 1997. Net sales increased 13% and 11% for fiscal 1998 and fiscal 1997, respectively, excluding the impact of foreign currency translation. In fiscal 1998, higher net sales were recorded in the United Kingdom and Spain. Significant sales improvements in the United Kingdom were favorably impacted as the dollar weakened against the British pound. Excluding the effect of a strengthening U.S. dollar against local currencies, double digit increases were achieved in Spain, Italy and Germany. In fiscal 1997, higher net sales were achieved in the United Kingdom, the distributor and travel retail businesses, Italy, and from the introduction of Kiton. These increases were partially offset by lower sales in Germany and France resulting from the impact of foreign currency translation and the difficult retail environments.

      In Asia/Pacific, our net sales decreased 15% to $452.5 million in fiscal 1998, as compared to a 1% decrease to $532.9 million in fiscal 1997. On a local currency basis, Asia/Pacific sales decreased 3% for fiscal 1998 and increased 6% in fiscal 1997. The volatile economic climate in Japan and the surrounding Asian marketplace has contributed to a difficult retail environment. Sales in Japan, Hong Kong and Taiwan have decreased on both a local currency and a translated basis. Although not significant enough to offset those decreases, net sales increased in all other Asia/Pacific markets on a local currency basis, particularly Thailand and Malaysia. In fiscal 1997, all markets reported local currency sales increases with strong performances in Thailand, Korea, Taiwan, Singapore, New Zealand, and Malaysia. Continued strengthening of the dollar against the yen and continued economic uncertainty will most likely have an adverse effect on our future financial performance in this region.

      We strategically stagger our new product launches by geographic markets, which may account for differences in regional sales growth.

COST OF SALES

      Our cost of sales in fiscal 1998 was 22.7% of our net sales compared with 22.6% of our net sales in fiscal 1997 and 22.9% of our net sales in fiscal 1996. Increased cost of sales in fiscal 1998 related to the inclusion of Aveda and Sassaby, both of which have product cost structures higher than our other brands, as well as a shift in product mix. This increase was partially offset by continued improvements in operating efficiency. The fiscal 1997 decrease primarily reflects the efficiencies achieved as a result of our global sourcing and manufacturing activities, as well as shifts in product mix.

OPERATING EXPENSES

      Our operating expenses decreased to 66.0% of our net sales in fiscal 1998, compared with 66.8% and 67.4% of our net sales in fiscal 1997 and fiscal 1996, respectively. Fiscal 1998 decreases reflect operating expenses growing at a slower rate than net sales primarily due to efficiencies achieved in the selling area and lower advertising and promotional spending (as a percent of sales) and the effect of integrating the Aveda and Sassaby cost structures. The fiscal 1997 decrease reflected operating expenses growing slower than net sales primarily as a result of efficiencies in the selling, general and administrative areas.

OPERATING INCOME

      Our operating income rose 14% to $409.1 million in fiscal 1998 and 16% to $359.1 million in fiscal 1997. Operating margins were 11.3% in 1998, compared with 10.6% and 9.7% in fiscal 1997 and fiscal 1996, respectively. These increases were due to higher net sales and total operating expenses growing at a slower rate than net sales.

      Our operating income in the Americas increased by 31% to $248.0 million in fiscal 1998, as compared to a 43% increase to $189.9 million in fiscal 1997. In fiscal 1998, the increase related to continued net sales improvements in the United States due to strong performances from the core brands and the inclusion of Aveda and Sassaby. In fiscal 1997, the increase was primarily due to net sales increases in the United States, Canada, and the inclusion of twelve months of operating results for Bobbi Brown, as compared to eight months in fiscal 1996.

      In Europe, the Middle East and Africa, our operating income increased 7% to $131.3 million in fiscal 1998, as compared to a 6% increase to $122.7 million in fiscal 1997. In fiscal 1998, increased net sales in the United Kingdom resulted in the most significant improvement in operating income for the region. On a constant exchange rate basis, Spain, France and Italy would have made greater operating income contributions. These increases were partially offset by lower operating income in the travel retail business. In fiscal 1997, the increase was primarily due to increased operating income in the United Kingdom, Italy, South Africa, Eastern Europe, the distributor and travel retail businesses, and the inclusion of twelve months of operating results from Bobbi Brown as compared to eight months in fiscal 1996, offset by lower results in Belgium, Austria, Germany and France.

      In Asia/Pacific, our operating income decreased 36% to $29.8 million in fiscal 1998, as compared to a decrease of 25% to $46.5 million in fiscal 1997. The fiscal 1998 decrease was principally due to operating income declines in Japan due to lower net sales, compounded by the strengthening of the U.S. dollar against the yen. A difficult retail market adversely affected Japan and the surrounding areas. As a result, operating expenses grew at a faster rate than net sales for most of the Asian markets, partially offset by strong results in Korea. In fiscal 1997, the decrease was due to the continuing unfavorable translation impact of the strength of the U.S. dollar versus the yen, lower operating income in Japan reflecting the difficult retail environment, and incremental promotional spending, partially offset by strong results in Australia, Thailand, Korea, Singapore and Malaysia.

EBITDA

      EBITDA increased to 14.0% of net sales in fiscal 1998 as compared to 12.9% and 11.5% in fiscal 1997 and 1996, respectively. The improvements in EBITDA in fiscal 1998 are attributable primarily to operating expense efficiencies. In fiscal 1997, the improvement was attributable to both cost of goods and operating expense efficiencies.

INTEREST INCOME (EXPENSE), NET

      Net interest expense was $6.3 million in fiscal 1998 as compared to net interest income of $3.8 million in fiscal 1997 and $2.7 million in fiscal 1996. Net interest expense in fiscal 1998 was primarily due to higher borrowings associated with our acquisitions. The increase in net interest income from fiscal 1996 to fiscal 1997 was principally due to higher average domestic and overseas net cash positions and lower interest expense as a result of lower debt levels which were partially offset by the elimination of interest income from stockholders.

PROVISION FOR INCOME TAXES

      The provision for income taxes represents federal, foreign, state and local taxes. The effective rate for income taxes in fiscal 1998 was 40.0% as compared to 42.0% in fiscal 1997 and 44.2% in fiscal 1996. These rates principally reflect the effect of state and local taxes, tax rates in foreign jurisdictions and certain nondeductible expenses. The decrease in the effective tax rate for fiscal 1998 was attributable to tax planning initiatives, a relative change in the mix of earnings from higher tax countries such as Japan to lower tax countries, the effect of a reduction in the statutory rate in the United Kingdom and the effect of United States federal tax regulations. The decrease in the effective income tax rate in fiscal 1997 and fiscal 1996 was principally attributable to an increase in profits in lower taxed countries, the lessened impact of a relatively higher Japanese rate and the reduced relative negative impact of a stockholder's rights to receive certain U.S. royalty payments by reason of our purchase of those rights in November 1995.

LIQUIDITY AND CAPITAL RESOURCES

      Our principal sources of funds historically have been, and are expected to continue to be, cash flow from operations and borrowings under uncommitted and committed credit lines provided by banks in the United States and abroad. At December 31, 1998, we had cash and cash equivalents of $402.7 million compared with $277.5 million at June 30, 1998.

      Uncommitted lines of credit amounted to $251.1 million at December 31, 1998, of which none were used. Unused committed lines of credit available to us at December 31, 1998 amounted to $400.0 million. Total debt as a percentage of total capitalization (including short-term debt) was 26% at December 31, 1998 and 29% at June 30, 1998. This decrease was primarily due to higher total capital.

      Net cash provided by operating activities increased to $219.1 million in the six months ended December 31, 1998 from $181.9 million in the prior-year six-month period. This increase primarily reflects our increased profitability and decreased inventories partially offset by higher accounts receivable related to higher net sales. Net cash used for investing activities decreased to $48.3 million in the six months ended December 31, 1998 from $400.0 million in the prior six-month period due to our prior-year business acquisitions. Financing activities reflect dividends paid, purchases of treasury stock and repayment of debt. Dividend payments were $31.8 million and $21.7 million for the six months ended December 31, 1998 and 1997, respectively.

      On September 18, 1998, our Board of Directors authorized a share repurchase program. We have purchased and may continue to purchase, over an undefined period of time, a total of up to four million shares of Class A Common Stock in the open market or in privately negotiated transactions, depending on market conditions and other factors.

      We expect to make a contingent earn-out payment in March 1999 relating to the acquisition of Bobbi Brown, the amount of which will be dependent upon the audited results of operations of Bobbi Brown for the 1998 and 1997 calendar years.

      We conduct business in many foreign currencies. As a result, we are subject to foreign currency exchange rate risk due to the effects that foreign exchange rate movements of these currencies have on our costs and on the cash flows which we receive from our foreign subsidiaries. We address our risks through a controlled program of risk management, the principal objective of which is to minimize the risks and/or costs associated with financial and global operating activities. We use derivative financial instruments for the purpose of managing our exposure to adverse fluctuations in foreign currency exchange rates and interest rates. We do not utilize derivative financial instruments for trading or other speculative purposes.

      We enter into forward exchange contracts to hedge purchases, receivables and payables denominated in foreign currencies for periods consistent with our identified exposures. Gains and losses related to qualifying hedges of these exposures are deferred and recognized in operating income when the underlying hedged transaction occurs. We also enter into purchased foreign currency options to hedge anticipated transactions where there is a high probability that anticipated exposures will materialize. Any gains realized on such options that qualify as hedges are deferred and recognized in operating income when the underlying hedged transaction occurs. Premiums on foreign currency options are amortized over the period being hedged. Foreign currency transactions which do not qualify as hedges are marked-to-market on a current basis with gains and losses recognized through income and reflected in operating expenses. In addition, any previously deferred gains and losses on hedges which are terminated prior to the transaction date are recognized in current income when the hedge is terminated. The contracts have varying maturities with none exceeding 24 months.

      We enter into interest rate swaps to convert floating interest rate debt to fixed rate debt. These swap agreements are contracts to exchange floating rate for fixed rate interest payments periodically over the life of the agreements. Amounts currently due to or from interest rate swap counterparties are recorded in interest expense in the period in which they accrue.

      As a matter of policy, we only enter into contracts with parties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions and we do not have significant exposure to any one counterparty. Our exposure to credit loss in the event of nonperformance by any of the counterparties is limited to only the recognized, but not realized, gains attributable to the contracts. We believe risk of loss is remote and in any event would be immaterial. Costs associated with entering into such contracts have not been material to our financial results. At December 31, 1998, we had contracts to exchange foreign currencies in the form of purchased currency options in the amount of $25.6 million and forward exchange contracts in the amount of $156.3 million. Foreign currencies exchanged under these contracts are principally the Belgian franc, Japanese yen, German mark, Swiss franc, U.K. pound, Spanish peseta and Italian lira. In addition, we had interest rate swap agreements outstanding with a notional principal amount of $405.0 million. There have been no significant changes in market risk since June 30, 1998 that would have a material effect on our calculated value-at-risk exposure, as disclosed in our annual report on Form 10-K for the year ended June 30, 1998.

      We believe that cash on hand, internally generated cash flow, available credit lines and access to capital markets will be adequate to support currently planned business operations, acquisitions and capital expenditures both on a near-term and long-term basis.

YEAR 2000

      We have developed a comprehensive plan to address Year 2000 issues. The plan addresses three main areas: (a) information systems; (b) embedded chips; and (c) supply chain readiness. To oversee the process, we have established a Steering Committee comprised of senior executives from our various business units around the world, which reports regularly to our Board of Directors and our Audit Committee.

      We have identified potential deficiencies related to Year 2000 in our information systems and are in the process of addressing them through upgrades and other remediation. Completion of the remediation and testing is expected in the summer of 1999. We have identified other equipment with date sensitive operating controls and are in the process of assessing whether they are Year 2000 compliant. We anticipate completion of critical embedded chip remediation by the summer of 1999. To mitigate the risk of Year 2000 non-compliance by third parties, we have identified, contacted and met with critical inventory suppliers. We are also in the process of communicating with our larger customers about their Year 2000 readiness. Further, we have been identifying and contacting other suppliers and customers. These meetings and communications are ongoing and we are assessing the state of readiness of the various suppliers and customers.

      We believe it is difficult to specifically identify the cause of the most reasonable worst case Year 2000 scenario; however, based upon our work to date, we believe it would likely be the result of the failure of third parties to be Year 2000 compliant. Accordingly, we have formulated contingency plans to limit, to the extent possible, lost revenues and other adverse effects arising from third party failures. Such plans would necessarily be limited to matters which we can reasonably control and may require the acceleration of certain shipments which may necessitate adjustments to our production and procurement schedules. We are in the process of implementing these plans and are determining the potential impact of these plans on our quarterly results of operations and financial condition in fiscal 2000.

      Incremental out-of-pocket costs incurred through December 31, 1998 have not been significant and, based upon our current estimates, the costs of our Year 2000 program are expected to be immaterial. Such costs do not include internal employee costs and costs related to the deferral of other information technology projects. While we do not have a system to track internal employee costs specifically related to the Year 2000, those costs are not expected to be material to our results of operations or financial condition.

      Our Year 2000 efforts are ongoing and our overall plan, as well as the implementation of contingency plans, will continue to evolve as new information becomes available. While we anticipate continuity of our business activities, that continuity will be dependent upon our ability, and the ability of third parties on whom we rely directly or indirectly, to be Year 2000 compliant.

EURO CONVERSION

      As part of the European Economic and Monetary Union (EMU), a single currency (the "Euro") will replace the national currencies of most of the European countries in which we conduct business. The conversion rates between the Euro and the participating nations' currencies were fixed irrevocably as of January 1, 1999, and the participating national currencies will be removed from circulation between January 1 and June 30, 2002 and replaced by Euro notes and coinage. During the "transition period" from January 1, 1999 through December 31, 2001, public and private entities as well as individuals may pay for goods and services using either checks, drafts, or wire transfers denominated in Euro or the participating country's national currency.

      Under the regulations governing the transition to a single currency, there is a "no compulsion, no prohibition" rule which states that no one is obliged to use the Euro until the notes and coinage have been introduced on January 1, 2002. In keeping with this rule, we are Euro "compliant" (able to receive and remit Euro denominated payments and able to invoice in Euro as requested by customers, vendors or suppliers) in the affected countries. Full conversion of all affected country operations to Euro is expected to be completed by the time national currencies are removed from circulation. Phased conversion to the Euro is currently underway and the effects on our revenues, costs and various business strategies are being assessed. The cost of our software and business process Euro conversion is not expected to be material.

ACCOUNTING STANDARDS

      In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999 and will not require retroactive restatement of prior period financial statements. This statement requires the recognition of all derivative instruments as either assets or liabilities in the statement of financial position measured at fair value. Generally, increases or decreases in the fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If certain conditions are met where the derivative instrument has been designated as a fair value hedge, the hedged item may also be marked to market through earnings thus creating an offset. If the derivative is designated and qualifies as a cash flow hedge, the changes in fair value of the derivative instrument may be recorded in comprehensive income. We have not yet quantified the impact on the consolidated financial statements of adopting SFAS No. 133; however, the statement will likely result in a change in reported assets and liabilities and may affect earnings and comprehensive income, as defined by SFAS No. 130 "Reporting Comprehensive Income."

FORWARD-LOOKING STATEMENTS

      We and our representatives from time to time make written or verbal forward-looking statements, including statements contained in this prospectus and our filings with the Commission and our reports to stockholders. The words and phrases "will likely result," "expects," "believes," "will continue," "is anticipated," "estimates," "projects" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, our expectations regarding sales, earnings or other future financial performance and liquidity, product introductions, entry into new geographic regions and general optimism about future operations or operating results. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, we cannot assure you that actual results will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include, without limitation:

      (i) increased competitive activity from companies in the skin care, makeup, fragrance and hair care businesses, some of which have greater resources than us;

      (ii) consolidations and restructurings in the retail industry causing a decrease in the number of stores that sell our products, an increase in the ownership concentration within the retail industry or ownership of retailers by our competitors;

      (iii) social, political and economic risks to our foreign manufacturing and retail operations, including changes in foreign investment and trade policies and regulations of the host countries and of the United States;

      (iv) changes in the laws, regulations and policies, including changes in accounting standards, that affect, or will affect, us in the United States and abroad;

      (v) foreign currency fluctuations affecting our results of operations and value of our foreign assets, the relative prices at which we and our foreign competitors sell our products in the same market and our operating and manufacturing costs outside of the United States;

      (vi) shipment delays, depletion of inventory and increased production costs resulting from disruptions of operations at any of the facilities which, due to consolidations in our manufacturing operations, now manufacture nearly all of our supply of a particular type of product (i.e., focus factories);

      (vii) changes in product mix to ones which are less profitable; and

      (viii) our ability and the ability of third parties, including customers or suppliers, to adequately address Year 2000 issues.

      We assume no responsibility to update forward-looking statements made herein or otherwise.

                               TRACES STOCKHOLDER

      Pursuant to a forward purchase contract (the "Purchase Contract") between the TRACES Trust and the stockholder listed below (the "TRACES Stockholder"), a specified number of shares of Class A Common Stock will or may be required to be delivered to the TRACES Trust by the TRACES Stockholder upon the exchange of Automatic Common Exchange Securities. The following table sets forth certain information for the TRACES Stockholder with respect to (i) the TRACES Stockholder's beneficial ownership of Class A Common Stock and Class B Common Stock as of the date of this prospectus and the percentage of total voting power represented thereby and (ii) the maximum number of shares of Class A Common Stock of the TRACES Stockholder that may be delivered to the TRACES Trust pursuant to the Purchase Contract (without taking into account the underwriters' over-allotment option in respect of the Automatic Common Exchange Securities). The TRACES Stockholder's beneficial ownership of Class A Common Stock will not change as a result of the offering of the Automatic Common Exchange Securities unless, until and to the extent that the TRACES Stockholder delivers shares of Class A Common Stock to the TRACES Trust pursuant to the Purchase Contract. As described in the notes to the table, voting and/or investment power with respect to certain shares of Common Stock is shared by the individuals named in the notes. Consequently, such shares are shown as beneficially owned by more than one person.

                             As of February 1, 1999
                             ----------------------

                                                                                              Maximum Number of
                                                                                              Shares of Class A
                                                 Common Stock                                   Common Stock
                                               Beneficially Owned         Percentage         Deliverable to TRACES
                                               ------------------          of Total      Trust Pursuant to the Purchase
Delivering Stockholder                      Class A          Class B     Voting Power              Contract
----------------------                      -------          -------     ------------              --------
The Estee Lauder 1994 Trust(1)(2)......    4,640,548        6,094,926        10.4%




(1)Leonard A. Lauder, Ronald S. Lauder and Ira T. Wender are co-trustees of The Estee Lauder 1994 Trust (the "EL 1994 Trust"). Leonard A. Lauder and Ronald
   S. Lauder share voting power and, with Mr. Wender, share investment power with respect to the shares of Common Stock owned by the EL 1994 Trust and they are each deemed to beneficially own all such shares. For information regarding the beneficial ownership of Leonard A. Lauder, Ronald S. Lauder and Ira T. Wender see notes (3), (4) and (5), respectively. Assuming delivery of the maximum number of shares that may be delivered pursuant to the EL 1994 Trust's Purchase Contract (without taking into account the Underwriter's over-allotment option in respect of the Automatic Common Exchange Securities), The EL 1994 Trust, Leonard A. Lauder, Ronald S. Lauder and Ira
   T. Wender will beneficially own (or will be deemed to beneficially own), directly and indirectly, ____, _____, ____ and ____ shares, respectively, which together will represent __%, __%, __% and __%, respectively, of the outstanding voting power of the Common Stock after such delivery (assuming no changes in the outstanding Common Stock and their other respective direct or indirect holdings).

(2)Includes up to 1,603,030 shares of Class A Common Stock that may be delivered by the EL 1994 Trust pursuant a forward purchase contract to the Estee Lauder Common Exchange Security Trust (the "Original TRACES Trust") on June 5, 2001 (subject to extension and subsequent acceleration). The Original TRACES Trust is not affiliated with the Company, The EL 1994 Trust, or its trustees.

(3)Leonard A. Lauder beneficially owns or is deemed to beneficially own:
   6,239,646 shares of Class A Common Stock directly and with respect to which he has sole voting and investment power (including 1,697,493 shares of Class A Common Stock which are pledged to Mr. Lauder by Ronald S. Lauder); 4,492,361 shares of Class A Common Stock and 21,352,770 shares of Class B Common Stock indirectly as the sole individual general partner and the majority stockholder of the sole corporate general partner of a limited partnership and with respect to which he has sole voting and investment power; 4,640,548 shares of Class A Common Stock and 6,094,926 shares of Class B Common Stock indirectly as co-trustee of The EL 1994 Trust with respect to which he shares voting power with Ronald S. Lauder, as a co-trustee, and investment power with Ronald S. Lauder and Ira T. Wender, as co-trustees (see note (1) above); 7,692 shares of Class A Common Stock and 1,923,077 shares of Class B Common Stock indirectly as an individual general partner of a limited partnership and as co-trustee of a trust (the "LAL Trust"), which is a general partner of the same limited partnership, and with respect to which he shares voting power with Ronald S. Lauder, who also is an individual general partner of the limited partnership and co-trustee of another trust (the "RSL Trust"), which is a general partner of the limited partnership, and investment power with Ronald S. Lauder, as an individual general partner of the limited partnership and as co-trustee of the RSL Trust, Richard D. Parsons and Ira T. Wender, as co-trustees of the RSL Trust, and Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of the LAL Trust; 239,731 shares of Class A Common Stock indirectly as a director of The Lauder Foundation and with respect to which he shares voting and investment power; and 200,000 shares of Class A Common Stock subject to exercisable employee stock options held by Mr. Lauder. The shares of Class A Common Stock beneficially owned by Mr. Lauder exclude 260,000 shares of Class A Common Stock owned by his spouse, 5,000 shares subject to exercisable employee stock options held by his spouse and an additional 1,900,000 shares of Class A Common Stock underlying stock options granted to Mr. Lauder pursuant to his employment agreement. Leonard A. Lauder disclaims beneficial ownership of the shares of Class A Common Stock owned by The Lauder Foundation and his spouse. Shares owned by Mr. Lauder do not include shares that may be attributed to him by reason of the Stockholders' Agreement. See "Description of Capital Stock --Stockholders' Agreement."

(4)Ronald S. Lauder beneficially owns or is deemed to beneficially own:
   6,694,172 shares of Class A Common Stock and 18,769,415 shares of Class B Common Stock directly and with respect to which he has sole voting and investment power (including 937,554 shares of Class B Common Stock subject to call options granted to Richard D. Parsons, as trustee, and excluding 937,554 shares of Class A Common Stock subject to call options granted to Mr. Lauder by Mr. Parsons, as trustee); 1,591 shares of Class A Common Stock and 1,591 shares of Class B Common Stock indirectly as sole trustee of a trust for the benefit of his children and with respect to which he has sole voting and investment power; 4,640,548 shares of Class A Common Stock and 6,094,926 shares of Class B Common Stock indirectly as co-trustee of The Estee Lauder 1994 Trust with respect to which he shares voting power with Leonard A. Lauder, as a co-trustee, and investment power with Leonard A. Lauder and Mr. Wender, as co-trustees (see note (1) above); 7,692 shares of Class A Common Stock and 1,923,077 shares of Class B Common Stock indirectly as an individual general partner of a limited partnership and as co-trustee of the RSL Trust, which is a general partner of the same limited partnership, and with respect to which he shares voting power with Leonard A. Lauder, who also is an individual general partner of the limited partnership, and co-trustee of the LAL Trust, which is a general partner of the limited partnership, and investment power with Leonard A. Lauder, as an individual general partner of the limited partnership and as co-trustee of the LAL Trust, Richard D. Parsons and Ira T. Wender, as co-trustees of the RSL Trust, and Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of the LAL Trust; 239,731 shares of Class A Common Stock indirectly as a director of The Lauder Foundation and with respect to which he shares voting and investment power; 75,700 shares of Class A Common Stock as a Director of the Ronald S. Lauder Foundation with respect to which he shares voting and investment power; and 134,100 shares of Class A Common Stock as a Director of The Jewish Renaissance Foundation with respect to which he shares voting and investment power; and 50,000 shares of Class A Common Stock subject to exercisable employee stock options held by Mr. Lauder. Ronald S. Lauder disclaims beneficial ownership of the shares of Class A Common Stock and Class B Common Stock owned by trusts for the benefit of one or more of his children, The Lauder Foundation, the Ronald S. Lauder Foundation and The Jewish Renaissance Foundation. Mr. Lauder borrowed shares of Class A Common Stock from certain trusts for the benefit of certain family members and Leonard A. Lauder which he sold in our initial public offering. Mr. Lauder is obligated to repay the outstanding loans, which in the aggregate are in respect of 6,590,909 shares of Class A Common Stock, by delivering to the lending trusts and Leonard A. Lauder shares equal in number to the borrowed shares. This obligation is secured by a pledge of an equal number of shares owned by Mr. Lauder as to which he has sole voting power and shares investment power with the respective pledgees. The shares of Class A Common Stock beneficially owned by Mr. Lauder exclude an additional 475,000 shares of Class A Common Stock underlying options granted to Mr. Lauder pursuant to his employment agreement. Shares owned by Mr. Lauder do not include shares that may be attributed to him by reason of the Stockholders' Agreement. See "Description of Capital Stock -- Stockholders' Agreement."

(5)Ira T. Wender beneficially owns or is deemed to beneficially own: 4,640,548 shares of Class A Common Stock and 6,094,926 shares of Class B Common Stock indirectly as co-trustee of The Estee Lauder 1994 Trust and with respect to which he shares investment power with Leonard A. Lauder and Ronald S. Lauder (see note (1) above); 7,692 shares of Class A Common Stock and 1,923,077 shares of Class B Common Stock as co-trustee of the LAL Trust and as co-trustee of the RSL Trust, each of which trusts are general partners of a limited partnership, which owns the shares and with respect to which he shares investment power with Leonard A. Lauder, as co-trustee of the LAL Trust and who also is an individual general partner of the limited partnership, Joel S. Ehrenkranz, as co-trustee of the LAL Trust, and Richard
   D. Parsons, as co-trustee of the RSL Trust; and 2,700,000 shares of Class A Common Stock with respect to which he has sole voting power as sole trustee of the RSL 4201 Trust. Mr. Wender disclaims beneficial ownership of such shares. The shares of Class A Common Stock beneficially owned by Mr. Wender exclude 2,000 shares of Class A Common Stock owned by his spouse, for which he disclaims beneficial ownership. Pursuant to a forward purchase contract between the RSL 4201 Trust and the Original TRACES Trust (which is not affiliated with Mr. Wender or the RSL 4201 Trust), the RSL 4201 Trust is required to deliver up to 2,700,000 shares of Class A Common Stock to the Original TRACES Trust on June 5, 2001. Shares owned by the RSL 4201 Trust are not subject to the Stockholders' Agreement. Shares owned by Mr. Wender do not include shares that may be attributed to him by reason of the Stockholders' Agreement. See "Description of Capital Stock -- Stockholders' Agreement."

                         DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 300,000,000 shares of Class A Common Stock, 120,000,000 shares of Class B Common Stock, and 23,600,000 shares of Preferred Stock, par value $.01 per share, including 3,600,000 shares of $6.50 Cumulative Redeemable Preferred Stock. As of February 1, 1999, there were 61,372,325 shares of Class A Common Stock and 56,839,667 shares of Class B Common Stock outstanding. All of the shares of Class B Common Stock are beneficially owned by members of the Lauder family. Of the authorized shares of Preferred Stock, 3,600,000 shares of $6.50 Cumulative Redeemable Preferred Stock are outstanding and, as of the date of this prospectus, are beneficially owned by members of the Lauder family. The following description is a summary and is subject to and qualified in its entirety by reference to the provisions of the Restated Certificate of Incorporation filed as an exhibit to the Registration Statement of which this prospectus forms a part.

COMMON STOCK

      The shares of Class A Common Stock and Class B Common Stock are identical in all respects, except for voting rights, certain conversion rights and transfer restrictions in respect of the shares of the Class B Common Stock, as described below.

      VOTING RIGHTS. Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of our stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. There is no cumulative voting. Except as required by applicable law, holders of the Class A Common Stock and Class B Common Stock vote together on all matters submitted to a vote of the stockholders. With respect to certain corporate changes, such as liquidations, reorganizations, recapitalizations, mergers, consolidations and sales of all or substantially all of our assets, holders of the Class A Common Stock and Class B Common Stock vote together as a single class and the approval of 75% of the outstanding voting power is required to authorize or approve such transactions.

      Any action that can be taken at a meeting of the stockholders may be taken by written consent in lieu of the meeting if we receive consents signed by stockholders having the minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present. This could permit the holders of Class B Common Stock to take all actions required to be taken by the stockholders without providing the other stockholders the opportunity to make nominations or raise other matters at a meeting. The right to take action by less than unanimous written consent expires at such time as there are no shares of Class B Common Stock outstanding.

      DIVIDENDS. Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends at the same rate if, as and when such dividends are declared by our Board of Directors out of assets legally available therefor after payment of dividends required to be paid on shares of preferred stock, if any.

      If a dividend or distribution payable in shares of Class A Common Stock is made on the Class A Common Stock, we must also make a pro rata and simultaneous dividend or distribution on the

Class B Common Stock payable in shares of Class B Common Stock. Conversely, if a dividend or distribution payable in shares of Class B Common Stock is made on the Class B Common Stock, we must also make a pro rata and simultaneous dividend or distribution on the Class A Common Stock payable in shares of Class A Common Stock.

      RESTRICTIONS ON TRANSFER. If a holder of Class B Common Stock transfers such shares, whether by sale, assignment, gift, bequest, appointment or otherwise, to a person other than a Lauder Family Member (as defined below), such shares will be converted automatically into shares of Class A Common Stock. In the case of a pledge of shares of Class B Common Stock to a financial institution, such shares will not be deemed to be transferred unless and until a foreclosure occurs.

      As used in this prospectus, the term "Lauder Family Members" includes only the following persons: (i) Mrs. Estee Lauder and her estate, guardian, conservator or committee; (ii) each descendant of Mrs. Lauder (a "Lauder Descendant") and their respective estates, guardians, conservators or committees; (iii) each "Family Controlled Entity" (as defined below); and (iv) the trustees, in their respective capacities as such, of each "Family Controlled Trust" (as defined below). The term "Family Controlled Entity" means (i) any not-for-profit corporation if at least 80% of its board of directors is composed of Mrs. Lauder and/or Lauder Descendants; (ii) any other corporation if at least 80% of the value of its outstanding equity is owned by Lauder Family Members;
(iii) any partnership if at least 80% of the value of its partnership interests is owned by Lauder Family Members; and (iv) any limited liability or similar company if at least 80% of the value of the company is owned by Lauder Family Members. The term "Family Controlled Trust" includes certain trusts existing on November 16, 1995 and trusts the primary beneficiaries of which are Mrs. Lauder, Lauder Descendants, spouses of Lauder Descendants and/or charitable organizations provided that if the trust is a wholly charitable trust, at least 80% of the trustees of such trust consist of Mrs. Lauder and/or Lauder Descendants.

      CONVERSION. Class A Common Stock has no conversion rights. Class B Common Stock is convertible into Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. In the event of a transfer of shares of Class B Common stock to any person other than a Lauder Family Member, each share of Class B Common Stock so transferred automatically will be converted into one share of Class A Common Stock. Each share of Class B Common Stock will also automatically convert into one share of Class A Common Stock if, on the record date for any meeting of the stockholders, the number of shares of Class B Common Stock then outstanding is less than 10% of the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding.

      LIQUIDATION. In the event of liquidation, after payment of our debts and other liabilities and after making provision for the holders of Preferred Stock, if any, the remaining assets of the Company will be distributable ratably among the holders of the Class A Common Stock and Class B Common Stock treated as a single class.

      MERGERS AND OTHER BUSINESS COMBINATIONS. Upon a merger or consolidation, holders of each class of Common Stock are entitled to receive equal per share payments or distributions, except that in any transaction in which shares of capital stock are distributed, such shares may differ as to voting rights to the extent and only to the extent that the voting rights of the Class A Common Stock and Class B Common Stock differ at that time. We may not dispose of all or any substantial part of our assets to, or merge or consolidate with, any person, entity or "group" (as defined in Rule 13d-5 of the Exchange Act), which beneficially owns in the aggregate ten percent or more of our outstanding Common Stock (a "Related Person") without the affirmative vote of the holders, other than such Related Person, of not less than 75% of the voting power of outstanding Class A Common Stock and Class B Common Stock voting as a single class. For the sole purpose of determining the 75% vote, a Related Person will also include the seller or sellers from whom the Related Person acquired, during the preceding six months, at least five percent of the outstanding shares of Class A Common Stock in a single transaction or series of related transactions pursuant to one or more agreements or other arrangements (and not through a brokers' transaction) but only if such seller or sellers have beneficial ownership of shares of Common Stock having a fair market value in excess of $10 million in the aggregate following such disposition to such Related Person. This 75% voting requirement is not applicable, however, if (i) the proposed transaction is approved by a vote of not less than a majority of our Board of Directors who are neither affiliated nor associated with the Related Person (or the seller of shares to the Related Person as described above) or (ii) in the case of a transaction pursuant to which the holders of Common Stock are entitled to receive cash, property, securities or other consideration, the cash or fair market value of the property, securities or other consideration to be received per share in such transaction is not less than the higher of (A) the highest price per share paid by the Related Person for any of its holdings of Common Stock within the two-year period immediately prior to the announcement of the proposed transaction or (B) the highest closing sale price during the 30-day period immediately preceding such date or during the 30-day period immediately preceding the date on which the Related Person became a Related Person, whichever is higher.

      OTHER PROVISIONS. The holders of the Class A Common Stock and Class B Common Stock are not entitled to preemptive rights. Neither the Class A Common Stock nor the Class B Common Stock may be subdivided or combined in any manner unless the other class is subdivided or combined in the same proportion.

      TRANSFER AGENT AND REGISTRAR. The Transfer Agent and Registrar for the Class A Common Stock is ChaseMellon Shareholder Services.


PREFERRED STOCK

      $6.50 CUMULATIVE REDEEMABLE PREFERRED STOCK. Holders of the $6.50 Cumulative Redeemable Preferred Stock are entitled to receive cumulative cash dividends at a rate of $6.50 per annum per share payable in quarterly installments. If such dividends are not paid in full, or declared in full and sums set apart for full payment thereof, then no dividends may be paid or declared upon the Common Stock or any other capital stock ranking junior to or on parity with such $6.50 Cumulative Redeemable Preferred Stock. If, at the time of an annual meeting of stockholders, the equivalent of six quarterly dividends are in arrears, then the number of directors on the Board of Directors will be increased by two and the holders of the outstanding $6.50 Cumulative Redeemable Preferred Stock voting separately as a class will be entitled at the meeting to vote for the election of two directors. The right to elect two directors and such directors' terms on the board of directors will continue until such arrearage in the payment of dividends ceases to exist. Shares of $6.50 Cumulative

Redeemable Preferred Stock are subject to mandatory redemption on June 30, 2005 at a redemption price of $100 per share. Following such date and so long as such mandatory redemption obligations have not been discharged in full, no dividends may be paid or declared upon the Common Stock, or on any other capital stock ranking junior to or on a parity with such $6.50 Cumulative Redeemable Preferred Stock and no shares of Common Stock or such junior or parity stock may be redeemed or acquired by us for any consideration. We may redeem the $6.50 Cumulative Redeemable Preferred Stock owned by The EL 1994 Trust and a trust for the primary benefit of Leonard A. Lauder ("LAL 1995 Trust"), in whole or in part, after the death of Mrs. Lauder or, if owned by persons other than the EL 1994 Trust or the LAL 1995 Trust, after five years following the disposition of such shares by the EL 1994 Trust or the LAL 1995 Trust, as the case may be. After the later of June 30, 2000 and Mrs. Lauder's death, holders of the $6.50 Cumulative Redeemable Preferred Stock may put such shares to us at a price of $100 per share (which amount represents the liquidation preference per share).

      OTHER PREFERRED STOCK. The Board of Directors is authorized, subject to any limitations prescribed by Delaware law or the rules of the NYSE or other organizations on whose systems our stock may be quoted or listed, to provide for the issuance of additional shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, powers, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of such series, without any further vote or action by the stockholders. The approval of the holders of at least 75% of the outstanding shares of Class B Common Stock, however, is required for the issuance of shares of Preferred Stock that have the right to vote for the election of directors under ordinary circumstances or to elect 50% or more of the directors under any circumstances. Depending upon the terms of the Preferred Stock established by the Board of Directors, any or all series of Preferred Stock could have preference over the Common Stock with respect to dividends and other distributions and upon liquidation or could have voting or conversion rights that could adversely affect the holders of the outstanding Common Stock. In addition, the Preferred Stock could delay, defer or prevent a change of control. We have no present plans to issue any additional shares of Preferred Stock.

STOCKHOLDERS' AGREEMENT

      All Lauder Family Members (other than The Lauder Foundation, a tax exempt, private foundation, Aerin Lauder Zinterhofer, Jane Lauder, the LAL 4002 Trust and the RSL 4201 Trust) who beneficially own shares of Common Stock have agreed pursuant to a stockholders' agreement with the Company to vote all shares beneficially owned by them for Leonard A. Lauder, Ronald S. Lauder and one person (if any) designated by each as directors of the Company. As of February 1, 1999, such stockholders beneficially owned, in the aggregate, shares of Common Stock having approximately 94.1% of our voting power.

REGISTRATION RIGHTS AGREEMENT

      We and certain members of the Lauder family, certain trusts and other entities controlled by members of the Lauder family and Morgan Guaranty Trust Company of New York ("Morgan Guaranty") are parties to a Registration Rights Agreement (the "Master Registration Rights

Agreement"), pursuant to which each of Leonard A. Lauder, Ronald S. Lauder and Morgan Guaranty have three demand registration rights and the EL 1994 Trust has six demand registration rights in respect of shares of Class A Common Stock (including Class A Common Stock issued upon conversion of Class B Common Stock) held by them. All the parties to the Master Registration Rights Agreement (other than us) also have an unlimited number of piggyback registration rights in respect of their shares. The rights of Morgan Guaranty and any pledgee of the EL 1994 Trust under the Master Registration Rights Agreement will be exercisable only in the event of a default under certain loan arrangements.

                             PLAN OF DISTRIBUTION

      The Automatic Common Exchange Securities will be distributed as described in the Trust Prospectus under the caption "Underwriting." The Underwriter and certain of its affiliates have provided, are currently providing, and expect to provide in the future, commercial and investment banking services to us and our subsidiaries and certain Lauder Family Members for which such Underwriter or its affiliates have received and will receive fees and commissions.

                               TRUST PROSPECTUS

      The Automatic Common Exchange Securities are being offered pursuant to the Trust Prospectus. This prospectus relates only to the Class A Common Stock that may be delivered upon exchange of the Automatic Common Exchange Securities. We take no responsibility for any information included in or omitted from the Trust Prospectus. The Trust Prospectus does not constitute a part of this prospectus nor is it incorporated by reference herein.

                                LEGAL MATTERS

      The validity of the shares of Class A Common Stock being offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York (members of which own approximately 30,000 shares of Class A Common Stock) and certain legal matters will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                                   EXPERTS

      The financial statements and schedule incorporated by reference in this prospectus that are contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1998 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

========================================     ===================================

      NO DEALER, SALESPERSON OR
OTHER PERSON IS AUTHORIZED TO GIVE                    __________ SHARES
ANY INFORMATION OR TO REPRESENT
ANYTHING NOT CONTAINED IN THIS
PROSPECTUS.  YOU MUST NOT RELY ON
ANY UNAUTHORIZED INFORMATION OR                        THE ESTEE LAUDER
REPRESENTATIONS.  THIS PROSPECTUS                       COMPANIES INC.
IS AN OFFER TO SELL ONLY THE
SECURITIES OFFERED HEREBY, BUT ONLY
UNDER CIRCUMSTANCES AND IN
JURISDICTIONS WHERE IT IS LAWFUL TO
DO SO.  THE INFORMATION CONTAINED IN
THIS PROSPECTUS IS CURRENT ONLY AS                   CLASS A COMMON STOCK
OF ITS DATE.                                      (PAR VALUE $.01 PER SHARE)

                                                       -----------------

          -------------                                  [INSERT LOGO]

        TABLE OF CONTENTS
                                    PAGE               -----------------
                                    ----
Where You Can Find More
 Information.........................
Incorporation of Certain
 Documents by Reference..............
The Company..........................                 GOLDMAN, SACHS & CO.
Use of Proceeds......................
Price Range of Common Stock and
 Dividends...........................
Selected Consolidated Financial
 Information.........................
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations...........
TRACES Stockholder...................
Description of Capital Stock.........
Plan of Distribution.................
Trust Prospectus.....................
Legal Matters........................
Experts..............................

========================================     ===================================

                                     PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of the securities described in this Registration Statement, other than the underwriting discount. All amounts, except the SEC registration fees, the National Association of Securities Dealers, Inc. ("NASD") filing fee and the New York Stock Exchange additional listing fee, are estimated.

      SEC registration fee................    $47,955
      NASD filing fee.....................
      New York Stock Exchange additional..
         listing fee......................       *
      Printing, engraving and postage fees       *
      Legal fees and expenses.............       *
      Accounting fees and expenses........       *
      Miscellaneous.......................       *
                                              --------
          Total...........................    $
                                              ========

-----------------
*     To be provided by amendment.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Generally, Section 145 of the General Corporation Law of the State of Delaware (the "GCL") permits a corporation to indemnify certain persons made a party to an action, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. To the extent that person has been successful in any such matter, that person shall be indemnified against expenses actually and reasonably incurred by him. In the case of an action by or in the right of the corporation, no indemnification may be made in respect of any matter as to which that person was adjudged liable unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that despite the adjudication of liability that person is fairly and reasonably entitled to indemnity for proper expenses.

      Our By-laws provide for indemnification of our directors and officers to the fullest extent permitted by law.

      Section 102(b)(7) of the GCL enables a Delaware corporation to include a provision in its certificate of incorporation limiting a director's liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duty as a director. We have adopted a provision in our Certificate of Incorporation that provides for such limitation to the full extent permitted under Delaware law.

      Our directors and officers are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act which might be incurred by them in such capacities and against which we may not indemnify them.

ITEM 16.  EXHIBITS AND FINANCIAL SCHEDULES

      (a)  Exhibits:

      Exhibits identified in parentheses below are on file with the SEC and are incorporated herein by reference to such previous filings. All other exhibits are provided as part of this electronic transmission.

Exhibit
Number                  Description of Exhibit
------                  ----------------------

1.1        Form of Underwriting Agreement.**
3.1 Restated Certificate of Incorporation (filed as Exhibit 3.1 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (No. 33-97180) on November 13, 1995 (the "S-1")).
3.2        Form of Amended and Restated By-Laws (filed as Exhibit 3.2 to the
           S-1).
5.1 Opinion of Weil, Gotshal & Manges LLP with respect to the legality of the Class A Common Stock.** 23.1 Consent of Arthur Andersen LLP.
23.2 Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as Exhibit 5.1).**
24.1       Power of Attorney (included on the signature page to this Part II).


------------------

**  To be filed by amendment.


ITEM 17.  UNDERTAKINGS

      The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement, and to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

            (1) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

            (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                 SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on this 3rd day of February 1999.

                                   THE ESTEE LAUDER COMPANIES INC.

                                   By: /s/ Robert J. Bigler
                                       -----------------------------------------
                                       Name: Robert J. Bigler
                                       Title: Senior Vice President and Chief
                                              Financial Officer


                               POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Leonard A. Lauder, Ronald S. Lauder and Robert J. Bigler, or any of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing required and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitute or substitutes, could lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


         Signature                        Title                      Date
         ---------                        -----                      ----

/s/ Leonard A. Lauder            Chief Executive Officer       February 3, 1999
-------------------------------  and Director
Leonard A. Lauder                (Principal Executive
                                 Officer)


/s/ Ronald S. Lauder             Director                      February 3, 1999
-------------------------------
Ronald S. Lauder


/s/ William P. Lauder            Director                      February 3, 1999
-------------------------------
William P. Lauder

         Signature                        Title                      Date
         ---------                        -----                      ----

/s/ Fred H. Langhammer           Director                      February 3, 1999
-------------------------------
Fred H. Langhammer


/s/ Marshall Rose                Director                      February 3, 1999
-------------------------------
Marshall Rose


/s/ P. Roy Vagelos               Director                      February 3, 1999
-------------------------------
P. Roy Vagelos, M.D.


/s/ Faye Wattleton               Director                      February 3, 1999
-------------------------------
Faye Wattleton


/s/ Robert J. Bigler             Senior Vice President         February 3, 1999
-------------------------------  and Chief Financial Officer
Robert J. Bigler                 (Principal Financial and
                                 Accounting Officer)

                                    EXHIBITS


     The following is a complete list of Exhibits filed as part of this Registration Statement, which are incorporated herein.


Exhibit
Number                         Description of Exhibit
------                         ----------------------

1.1        Form of Underwriting Agreement.**

3.1 Restated Certificate of Incorporation (filed as Exhibit 3.1 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (No. 33-97180) on November 13, 1995 (the "S-1")).

3.2        Form of Amended and Restated By-Laws (filed as Exhibit 3.2 to the
           S-1).

5.1 Opinion of Weil, Gotshal & Manges LLP with respect to the legality of the Class A Common Stock.** 23.1 Consent of Arthur Andersen LLP.

23.2 Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as Exhibit 5.1).**

24.1       Power of Attorney (included on the signature page to part II).



----------------------------------

**  To be filed by amendment